As filed with the Securities and Exchange Commission on May 26, 2011
File No. [                              ]

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTION 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE
17d-1 UNDER THE ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT AND UNDER SECTION 17(d) OF THE ACT AND RULE 17d-1 UNDER THE ACT AUTHORIZING JOINT TRANSACTIONS

FORTRESS CREDIT COMPANY LLC
FORTRESS LENDING OPPORTUNITIES ADVISORS LLC
ENTITIES LISTED ON SCHEDULE A AND SCHEDULE B

Communications, Notice and Order to:

Michael J. Cohn, Esq.
c/o Fortress Investment Group LLC
1345 Avenue of the Americas, 46th Floor
New York, New York  10105
(212) 798-6100

With copies to:

Michael Hoffman, Esq.
Philip Harris, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the matter of: FORTRESS CREDIT COMPANY LLC FORTRESS LENDING OPPORTUNITIES ADVISORS LLC ENTITIES LISTED ON SCHEDULE A AND SCHEDULE B File No. ____________________

Application for an Order pursuant to Section 57(i) of the Investment Company Act of 1940, and Rule 17d-1 under the Act Authorizing Certain Joint Transactions Otherwise Prohibited by Section 57(a)(4) of the Act and Under Section 17(d) of the Act and Rule 17d-1 Under the Act Authorizing Joint Transactions.

I.        Summary of Application

The following entities hereby request an order (the "Order") of the U.S. Securities and Exchange Commission (the "Commission") pursuant to Section 57(i) of the Investment Company Act of 1940 (the "Act") and Rule 17d-1 promulgated under the Act,1 to the extent necessary to permit certain joint transactions that otherwise may be prohibited by the Act:

•	Fortress Credit Company LLC, on behalf of itself and its successors (the "Company" and, following its conversion to a business development company as described below, the "BDC");2

•	Entities listed on Schedule A, on behalf of themselves and their respective successors (the "Funds");

•
Fortress Lending Opportunities Advisors LLC, on behalf of itself and its successors ("FLO Advisors"), the affiliated investment advisers listed on Schedule B and any future investment advisers controlling, controlled by or under common control with FLO

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1	Unless otherwise indicated, all section and rule references herein are to the Act and the rules promulgated thereunder.

2	The term "successor" as applied to each Applicant (defined below) means an entity that results from any type of reorganization into another jurisdiction or change in the type of business organization.

Advisors that manage other Covered Accounts (defined below) (collectively with FLO Advisors, the "Adviser").

The Company, the Funds and the Adviser are referred to herein collectively as the "Applicants".  The Adviser or an affiliate from time to time in the future may manage other funds or accounts that are registered investment companies or business development companies that intend to rely on the Order (such registered investment companies, business development companies and the BDC are sometimes referred to herein collectively as the "Registered Accounts").  The Adviser or an affiliate from time to time in the future may manage other funds or accounts that are not investment companies in reliance on Section 3(c)(1) or 3(c)(7) or on another exemption under the Act or are organized outside of the U.S. and do not make public offerings in the U.S. and, in either case, may coinvest with any of the Registered Accounts in reliance on the Order (such funds or accounts together with the Funds are sometimes referred to herein as the "Unregistered Accounts", and together with the Registered Accounts, as the "Covered Accounts").3

The relief requested in this application (the "Application") would permit the Company, following its conversion to the BDC, and other Registered Accounts to (a) coinvest with other Covered Accounts in private placement securities4; (b) make follow-on investments in private placement securities of issuers the securities of which are held by the applicable Registered Account and one or more other Covered Accounts ("Follow-On Investments"); and (c) exercise warrants, conversion privileges, and other rights associated with private placement securities acquired under (a) and (b) above (the potential actions described in (a), (b) and (c) being collectively referred to herein as the "Proposed Coinvestments").  Applicants do not seek relief for coinvestment transactions that would be permitted without an exemptive order under regulatory or interpretive guidance in effect from time to time, including at the present time, for example, transactions effected consistent with the Commission staff's position taken in Massachusetts Mutual Life Insurance Co.5 and SMC Capital, Inc.6 ("Permitted Transactions").  Accordingly, the conditions and representations contained herein are not applicable to Permitted Transactions.

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3
Each pooled investment vehicle or other investment account that currently intends to rely upon the requested Order has been named as an Applicant.  Any existing or future pooled investment vehicle or investment account that subsequently relies on the Order will comply with the terms and conditions of the Application.

4
The phrase "private placement securities" is used in this Application to refer to primary issuances of securities relying on Section 4(2) of the Securities Act of 1933, Regulation D thereunder or a comparable exemption from the registration requirements of the Securities Act of 1933 in circumstances where the proposed acquisition by more than one of the Registered Accounts and/or Unregistered Accounts is not a Permitted Transaction, provided that a security will cease to be a private placement security for purposes of disposition at such time as it becomes publicly tradable.

5	No-Action Letter (pub. avail. June 7, 2000).

6	No-Action Letter (pub. avail. Sept. 5, 1995).

Certain investment advisers, investment funds and investment accounts owned, managed or otherwise controlled directly or indirectly by FIG LLC ("Fortress") do not intend to rely on the Order, either because they do not intend to coinvest with the Partnership (as defined below) or the Company or because any coinvestments involving such funds and accounts will not implicate Section 57(i) of the Act.  Fortress affiliates that do not intend to rely on the Order include:

•           investment funds and accounts sponsored or managed by Logan Circle Partners, L.P. and other entities operating under the Logan Circle name;

•           Fortress Investment Fund LLC, Fortress Investment Fund II LLC, a series of parallel partnerships collectively referred to as Fortress Investment Fund III, a series of parallel partnerships collectively referred to as Fortress Investment Fund IV and a series of parallel partnerships collectively referred to as Fortress Investment Fund V (together with successor, coinvest or similar funds, the "Fortress PE Funds").  The "Primary Investment Objective" of the Fortress PE Funds is to make control-oriented investments in asset-based businesses in the United States and Western Europe that target a net compound annual internal rate of return of at least 20%;

•           Fortress liquid hedge funds and accounts, including Drawbridge Global Macro Funds, Fortress Macro Funds, Fortress Asia Macro Funds, Fortress Partners Fund, Fortress Commodities Fund LP and Fortress Commodities Fund MA1 Ltd (the "Fortress Liquid Market Funds"); and

•           certain portfolio companies of Fortress PE Funds and the Fortress Liquid Market Funds (the "Portfolio Companies").  Certain Fortress employees may be directors of such Portfolio Companies; however, Fortress does not generally direct or approve the purchase or sale of specific securities selected by management of such portfolio companies.  Although the Portfolio Companies may be affiliates of the Registered Accounts for purposes of the Act, should they acquire private placement securities of an issuer at or about the same time as any of the Registered Accounts, such transactions would lack the requisite jointness inherent in a coinvestment transaction.  Occasionally, Fortress is involved in such purchase or sale of securities by the Portfolio Companies, in which case, the Registered Account would not participate in such purchase or sale.

II.        General Description of the Applicants

A.    The Company

The Company is a Delaware limited liability company, formed on May 20, 2011.  The Company is a wholly-owned subsidiary of Fortress Lending Opportunities Fund LP (the "Partnership"), which was formed primarily for the purpose of capitalizing upon opportunities in direct lending.  The Partnership's only asset, outside of cash reserves, is its investment in the Company.  The Company intends to, as described in the Partnership's private placement memorandum, convert into an entity that will operate as an externally managed, nondiversified, closed-end management investment company that will elect to be regulated as a business development company under the Act (such election, the "Conversion") if and when the Applicants receive the Order.7  The Company's principal place of business is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

Following the Conversion, it is anticipated that the BDC will file a registration statement on Form 10 to register its common stock under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and will file a notice of its election to be regulated as a business development company on Form N-54A.  Accordingly, the BDC would be subject to the periodic reporting requirements of Section 13 of the Exchange Act.  The Company anticipates that it will conduct an initial public offering of its common shares at some point following its conversion to the BDC.

The BDC will seek to invest its assets so as to qualify for U.S. federal income tax treatment as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code").  Under applicable income tax regulations, this would require that, among other things, at the end of each quarter, subject to certain exceptions, no more than 25% of the value of the BDC's total gross assets may be invested in the securities of any single issuer (treating the securities of multiple issuers as those of a single issuer in certain cases) and no more than 50% of the value of the BDC's total gross assets may be invested in the securities of issuers representing, in the case of any single issuer, more than 5% of the BDC's total gross assets or more than 10% of that issuer's voting securities.  The Company intends to comply with these limitations prior to the anticipated Conversion, subject to an initial ramp-up period.

The Company seeks to capitalize upon opportunities in direct lending.  It will seek to originate, or purchase in the secondary market, loans or debt securities for middle market companies, loans to asset-based borrowers and loans against or investments in portfolios of assets.  The Company may also make equity investments, on either a stand alone basis or in conjunction with any of the foregoing.

Currently, the Company's sole member is the Partnership.  Prior to the Conversion, the Company intends to establish a board of directors (the "Board").  The Company intends that the Board will be expanded to comply with Section 56(a) of the Act, and FLO Advisors will be engaged to serve as the Company's investment manager and to manage the day-to-day operations of the Company, subject to the oversight of the Board.

The Partnership intends to commence a private placement offering of its limited partnership interests, pursuant to which it is targeting capital commitments in excess of $100 million from accredited investors within and outside the United States who are also "qualified clients" within the meaning of Rule 205-3 under the Investment

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7
The Conversion, which will be treated as a reorganization for purposes of note 2 above, may occur through one of any number of mechanisms, including, but not limited to, a merger of the Company with and into a corporation, an acquisition by a corporation of the assets of the Company, or a statutory conversion.

Advisers Act of 1940 (the "Advisers Act").  The Partnership intends to invest all of the net proceeds (other than cash reserves to pay expenses) from its private placement offering in the Company.

B.   The Funds

Each of the Funds is currently managed by the Adviser.  By virtue of Section 3(c)(1) or Section 3(c)(7) of the Act, none of the Funds is a registered investment company.  The Funds are listed on Schedule A hereto.

The Funds' investment objectives are similar to those of the Partnership and the Company, such that investments in certain private placement securities would be appropriate joint investments for both the Company (and, following the Conversion, the BDC) and the Funds.

Historically, certain of the Funds have regularly coinvested with each other.  Typically, in making investment decisions for each Fund, each of the following is evaluated: the objectives and investment program of the Fund, any exclusive rights to investment opportunities that may have been granted to such Fund or an affiliate, the expected duration of the investment in light of investment objectives and investment program, the amount of available capital (including financing), the magnitude of the investment opportunity, regulatory and tax considerations, the degree of risk arising from an investment, the expected investment return, the internal source of the investment opportunity, relative liquidity, likelihood of current income and/or such other factors as are deemed appropriate.

From time to time, the Funds have formed and may continue to form subsidiaries through which certain investments by the Funds are made and held.

C.   FLO Advisors

FLO Advisors is a Delaware limited liability company, formed on May 16, 2011.  FLO Advisors will register with the Commission as a registered investment adviser under the Advisers Act prior to the earlier of (i) the Conversion or (ii) the time it is otherwise required to register under the amended registration requirements of the Advisers Act.  The managing member of FLO Advisors is Fortress Operating Entity I L.P. ("FOE").  FIG Corp., 100% of which is owned by Fortress Investment Group LLC (NYSE: FIG), is the general partner of FOE.  FIG is a leading global investment manager with approximately $44 billion of assets under management as of December 31, 2010.

D.   Mechanics of the Coinvestment Program

Upon issuance of the requested Order, one or more of the Registered Accounts may seek to coinvest with one or more of the Unregistered Accounts in private placement securities in accordance with the conditions set forth in this Application.  In selecting investments for the Registered Accounts and the Unregistered Accounts, the Adviser would select investments separately for each entity, considering in each case only the investment objectives, investment policies, investment position, capital available for investment and other pertinent factors applicable to that particular investing entity.  Any of the Registered Accounts may coinvest in a private placement security only if a majority of the members of its Joint Transactions Committee (as defined below) who have no direct or indirect financial interest in the transaction (other than by virtue of owning an interest in a coinvesting Covered Account) approves such transaction as set forth in Condition 2, below.

E.   Reasons for Coinvesting

In the absence of the relief sought hereby, the Registered Accounts would be limited in their ability to participate in attractive and appropriate investment opportunities.  Rule 17d-1 should not prevent investment companies and business development companies from making investments that are in the best interests of their shareholders.

The Applicants believe that the ability to participate in Proposed Coinvestments would benefit the Registered Accounts and their shareholders by increasing favorable investment opportunities available to them. The Applicants believe that the Registered Accounts would be able to (i) participate in a larger pool of capital available for investment, thereby obtaining access to a greater number and variety of potential investments than they could obtain on their own, (ii) have the opportunity through the Adviser to exercise greater influence over the portfolio companies in which the Registered Accounts and the other Covered Accounts invest, and (iii) increase their bargaining power to negotiate more favorable terms.

The Applicants believe that it would be in the best interests of the Registered Accounts to coinvest with the Covered Accounts because, among other matters:  (i) the Registered Accounts would be able to participate in a larger number and greater variety of transactions; (ii) the Registered Accounts would be able to participate in larger transactions; (iii) the Registered Accounts would be able to participate in all opportunities approved by its investment committee, rather than risk underperformance through rotational allocation of opportunities between the other Covered Accounts, on the one hand, and the Registered Accounts on the other hand; (iv) the Registered Accounts and any other Covered Accounts participating in the proposed investment would have greater bargaining power, more control over the investment and less need to bring in other external investors or to structure investments to satisfy the different needs of external investors; and (v) the Registered Accounts would be able to obtain greater attention and better deal flow from proprietary sources, investment bankers and others who act as sources of investments.

F.   Applicable Law

1.           Sections 17(d), 57(a)(4) and 57(i) of the Act, and Rule 17d-1 thereunder

The Applicants believe that it would be in the best interests of the Registered Accounts to be able to coinvest with the other Covered Accounts.  However, such coinvestments may be prohibited pursuant to Section 57(a)(4), Section 17(d) and Rule 17d-1.  Section 57(a)(4) makes it unlawful for any person who is related to a business development company in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the business development company is a joint or a joint and several participant with that person in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of the other participant.  Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a).  Rule 17d-1, as made applicable to business development companies by Section 57(i), prohibits any person who is related to a business development company in a manner described in Section 57(b), as modified by Rule 57b-1, acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the business development company is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan, or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted.

In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by a business development company or a registered investment company in such joint transaction is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2.           Section 57(b) of the Act

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply.  These persons include the following: (1) any director, officer, employee, or member of an advisory board of a business development company or any person (other than the business development company itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a business development company (except the business development company itself and any person who, if it were not directly or indirectly controlled by the business development company, would not be directly or indirectly under the control of a person who controls the business development company), or any person who is, within the meaning of Section 2(a)(3)(C) of the Act, an affiliated person of such person.

Rule 57b-1 exempts certain persons otherwise related to a business development company in a manner described in Section 57(b)(2) from being subject to the prohibitions of Section 57(a).  Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a business development company; or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with a person described in clause (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in clause (a) of the rule.

Section 2(a)(9) defines "control" as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.  Section 2(a)(9) provides that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; a natural person shall be presumed not to be a controlled person; and that any such presumption may be rebutted.

Section 2(a)(3)(C) defines an "affiliated person" of another person as any person directly or indirectly controlling, controlled by, or under common control with, such other person.

G.   Need for Relief

Applicants submit that allowing coinvestment as proposed by this Application is justified on the basis of (i) the potential benefits to the Registered Accounts and their shareholders and (ii) the protections found in the terms and conditions set forth in this Application.  The Applicants believe that it would be in the best interests of each Registered Account to be able to coinvest with the other Covered Accounts.  However, such coinvestments may be prohibited pursuant to Section 57(a)(4) and Section 17(d) and Rule 17d-1 without a prior exemptive order of the Commission, to the extent that the Covered Accounts fall within the category of persons described in Section 57(b), as modified by Rule 57b-1, or Section 17(d) and Rule 17d-1.  Section 17(d), as implemented by Rule 17d-1 thereunder, prohibits affiliated persons (within the meaning of Section 2(a)(3)) and principal underwriters of a registered investment company and affiliated persons of such affiliated persons and principal underwriters from participating as principals in any joint arrangement with such registered investment company unless the joint arrangement is approved by the Commission or qualifies for one of the exceptions under Rule 17d-1.  One or more of the Registered Accounts and the other Covered Accounts may be subject to the prohibitions of Rule 17d-1, because they have been sponsored and managed by an affiliate of FLO Advisors and, accordingly, may be "under common control" within the meaning of Section 2(a)(3)(C).  Although Rule 17d-1(d)(5) may provide an exemption for coinvestments among one of the Registered Accounts and the other Registered Accounts, this exemption does not appear to extend to coinvestments with any of the Unregistered Accounts.

H.   Requested Relief

This Application seeks relief on a prospective basis (i) in order to avoid the significant expenditures of time on the part of the Commission that would be required to process individual applications with respect to each proposed coinvestment that arises in the future, (ii) in order to enable each Registered Account and the other Covered Accounts to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of such individual applications, and (iii) in order to enable each Registered Account and the other Covered Accounts to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

The Applicants respectfully request an Order of the Commission pursuant to Section 57(i) and Rule 17d-1 to permit, subject to the terms and conditions set forth below in this Application (the "Conditions"), any or all of the Registered Accounts and the Unregistered Accounts to engage in the Proposed Coinvestments.

I.   Precedents

The Commission has granted coinvestment relief on numerous occasions in recent years.8  Although the various precedents involve minor differences in

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8
Ridgewood Capital Energy Growth Fund, LLC, File No. 812-13569, Release No. IC-28982 (Oct. 23, 2009) (order), Release No. IC-28931 (Sept. 25, 2009) (notice); Main Street Capital Corp., File No. 812-13438, Release No. IC-28295 (June 3, 2008) (order), Release No. IC-28265 (May 8, 2008) (notice); Gladstone Capital Corp., File No. 812-12934, Release No. IC-27150 (Nov. 22, 2005) (order), Release No. IC-27120 (Oct. 25, 2005) (notice); VC Draper Fisher Jurvetson Fund I, Inc., File No. 812-11998, Release No. IC-24556 (July 11, 2000) (order), Release No. IC- 24496 (June 13, 2000) (notice); Berthel Growth & Income Trust I, File No. 812-10830, Release No. IC-23864 (June 8, 1999) (order), Release No. IC- 23825 (May 12, 1999) (notice); Technology Funding Venture Capital Fund VI, LLC, File No. 812-11006, Release No. IC-23610 (Dec. 18, 1998) (order), Release No. IC- 23573 (Nov. 25, 1998) (notice); MACC Private Equities Inc., File No. 812-11148, Release No. IC-23518 (Nov. 3, 1998) (order), Release No. IC- 23478 (Oct. 6, 1998) (notice); Brantley Capital Corp., File No. 812-10544, Release No. IC-22893 (Nov. 18, 1997) (order), Release No. IC-22864 (Oct. 21, 1997) (notice); Renaissance Capital Growth & Income Fund III, Inc., File No. 812-10354, Release No. IC-22428 (Dec. 31, 1996) (order), Release No. IC-22378 (Dec. 6, 1996) (notice); Sherrv Lane Growth Fund, Inc.,  File No. 812-10082, Release No. IC-22130 (Aug. 9, 1996) (order), Release No. IC-22060 (July 10, 1996) (notice); Access Capital Strategies Community Investment Fund, Inc., File No. 812-9786, Release No. IC-21898 (Apr. 16, 1996) (order), Release No. IC-21836 (Mar. 20, 1996) (notice); Ridgewood Electric Power Trust III, File No. 812-9558, Release No. IC-21589 (Dec. 11, 1995) (order), Release No. IC-21472 (Nov. 3, 1995) (notice); MAC Private Equities Inc., file No. 812-9028, Release No. IC-20887 (Feb. 7, 1995) (order), Release No. IC-20831 (Jan. 12, 1995) (notice); Corporate Renaissance Group, Inc., File No. 812-8978, Release No. IC-20690 (Nov. 8, 1994) (order), Release No. IC-20617 (Oct. 13, 1994) (notice); ML Venture, Partners II, L.P.,  File No. 812-7841, Release No. IC-18700 (May 11, 1992) (order), Release No. IC-18652 (Apr. 13, 1992) (notice); Equus Capital Partners, L.P., File No. 812-7272, Release No. IC-18105

allocation formulae, approval procedures, and presumptions for coinvestment transactions to protect the interests of public investors in the Registered Accounts than the ones described in this Application, Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are generally consistent with the range of investor protection found in the cited orders.

J.   Applicants' Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) to apply to registered investment companies and was made applicable to business development companies by Section 57(i).  Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which any of the Registered Accounts is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted.  Paragraph (b) of Rule 17d-1 states that, in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d) was designed to protect investment companies from self-dealing and overreaching by insiders.  The Commission has also taken notice that there may be transactions subject to these prohibitions which do not present the dangers of overreaching.  See Protecting Investors: A Half Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et. seq.  The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d):  "The objective of [Section] 17(d) . . . is to prevent . . . injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants." Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).

(Apr. 18, 1991) (order), Release No. IC-18058 (Mar. 21, 1991) (notice); Equitable Capital Partners, L.P., File No. 812-7328, Release No. IC-17925 (Dec. 31, 1990) (order), Release No. IC-17894 (Dec. 5, 1990) (notice); Technology Funding Partners III, L.P., File No. 812-7355, Release No. IC-17571 (July 5, 1990) (order), Release No. IC-17523 (June 6, 1990) (notice); Berkshire Partners III, L.P., File No. 812-7335, Release No. IC-17533 (June 14, 1990) (order), Release No. IC-17496 (May 17, 1990) (notice); ML-Lee Acquisition Fund II, L.P., File No. 8127133, Release No. IC-17123 (Sept. 1, 1989) (order), Release No. IC-17101 (Aug. 7, 1989) (notice); The Prospect Group Opportunity Fund, Inc., File No. 812-7024, Release No. IC16841 (Feb. 27, 1989) (order), Release No. IC-16774 (Jan. 24, 1989) (notice).

Applicants believe that the Conditions will ensure (i) the protection of shareholders of the Registered Account(s) and (ii) compliance with the purposes and policies of the Act with respect to the proposed transactions.  The Conditions are designed to ensure that principals of the Adviser would not be able to favor the Unregistered Accounts over the Registered Accounts through the allocation of investment opportunities between them.  Applicants submit that each Registered Account's and each Unregistered Account's participation in the Proposed Coinvestments will be consistent with the provisions, policies and the purposes of the Act and on a basis not different from or less advantageous than that of other participants.

K.   Proposed Conditions

Applicants agree that the Order would be subject to the following Conditions:

1.           Opportunity to Invest.  Each time that any of the Unregistered Accounts proposes to acquire private placement securities subject to the Order, the acquisition of which would be consistent with the investment objectives and policies of any of the Registered Accounts, the Adviser will offer each Registered Account the opportunity to acquire a pro rata amount (based upon amounts available for investment (as calculated by the Adviser based on readily available information) by the applicable Registered Account(s) and the applicable Unregistered Account(s)) of such private placement securities, up to the entire amount of the opportunity.  If any of the Registered Accounts or Unregistered Accounts declines the offer or accepts only a portion of the private placement securities offered to it, that portion of the private placement securities declined by such account may be allocated to the other Registered Accounts and Unregistered Accounts, based on their amounts available for investment.  For purposes of the foregoing, the phrase "amounts available for investment" excludes available leverage.

2.           Analysis of Investment.

(a)            Prior to any coinvestment by any of the Registered Accounts in securities subject to the Order, the Adviser will make an initial determination of whether the acquisition of the private placement security is consistent with the investment objectives and policies of the applicable Registered Account(s).  If the Adviser determines that the acquisition of the private placement securities would be consistent with the investment objectives and policies of the applicable Registered Account(s), the Adviser will then determine whether participation in the investment opportunity is appropriate for the applicable Registered Account(s) and, if so, the appropriate amount that each such Registered Account should invest.  If the aggregate of the amount recommended by the Adviser to be invested by the Registered Account(s) and any of the Unregistered Account(s) in the same transaction exceeds the amount of the investment opportunity, the amount invested by each such party will be allocated among them pro rata based on the amount available for investment by each Registered Account and each Unregistered Account participating in the transaction.9

(b)            After making the determinations required in Condition 2(a) above, the Adviser will provide the member(s) of each participating Registered Account's joint transactions committee (each, a "Joint Transactions Committee") with information concerning the amount of capital the relevant Registered Account(s) and the other Covered Accounts have available for investment in order to assist such Joint Transactions Committees with their review of such Registered Account's investments for compliance with these allocation features.  The Adviser also will submit to the member(s) of the applicable Joint Transactions Committee(s) other written information concerning the proposed coinvestment, including, with respect to the applicable Registered Account(s) and any other Covered Accounts, the amount proposed to be acquired by the applicable Registered Account(s) and each other Covered Account.  Any of the Registered Accounts may coinvest in a private placement security only if a majority of the members of its Joint Transactions Committee who have no direct or indirect financial interest in the transaction ("Required Majority") determine that:

(i)
the terms of the transaction, including the consideration to be paid, are reasonable and fair to the applicable Registered Account and its shareholders and do not involve overreaching of the Registered Account or its shareholders on the part of any person concerned;

(ii)	the transaction is consistent with the Registered Account's investment objectives and policies; and

(iii)
the coinvestment by any other Covered Account would not disadvantage the Registered Account, and participation by the Registered Account would not be on a basis different from or less advantageous than that of the other participants.

3.           Declined Investment Reporting.  If the Adviser determines in particular transactions that any of the Registered Accounts should not acquire any private placement securities offered to it pursuant to Condition 1 above, the Adviser will present its determinations to such Registered Account's Joint Transactions Committee no less frequently than quarterly.

4.           Terms of Investment.  Any of the Registered Accounts and any of the Unregistered Accounts shall acquire private placement securities in reliance on the Order only if the terms, conditions, price, class of securities being purchased, registration rights, if any, and other rights are the same for each Registered Account and Unregistered Account participating in the coinvestment.  When more than one of the

______________________
9
All of the members of the Registered Account's Joint Transactions Committees will be directors who are not "interested persons" of the applicable Registered Account within the meaning of Section 2(a)(19) of the Act.

Registered Accounts proposes to coinvest in the same private placement securities, the Joint Transactions Committee of each Registered Account shall review the transaction, and make the determinations set forth in Condition 2 above, at or about the same time.

5.           Follow-On Investments.  Except as described below, no Registered Account may make a Follow-On Investment or exercise warrants, conversion privileges, or other rights (including the right to agree to material amendments to the terms of private placement securities acquired pursuant to the Order that would result in the issuance of a new security to the Registered Account), unless each other Covered Account and the Registered Account make such Follow-On Investment or exercise such warrants, conversion rights, or other rights at the same time and in amounts proportionate to their respective holdings of such private placement securities.  If any of the Registered Accounts or Unregistered Accounts anticipates participating in a Follow-On Investment or exercising warrants, conversion rights, or other rights in an amount disproportionate to its holding, the Adviser will formulate a recommendation as to the proposed Follow-On Investment or exercise of rights by each participating Registered Account and submit the recommendation to the respective Registered Account's Joint Transactions Committee.  That recommendation will include an explanation of why another Covered Account is not participating on a pro rata basis with the respective Registered Account.  Prior to any such disproportionate Follow-On Investment or exercise, the Registered Account must obtain approval for the transaction as set forth in Condition 2 above.  Transactions pursuant to this Condition 5 will be subject to the other Conditions set forth in this Application.

6.           Disposition.  Except as described below, no Unregistered Account will sell, exchange or otherwise dispose of any interest in any private placement securities acquired pursuant to the Order, unless each Registered Account that owns an interest in the private placement securities has the opportunity to dispose of the interests at the same time, for the same unit consideration, on the same terms and conditions and in amounts proportionate to its holdings of the private placement securities.  If any of the Unregistered Accounts anticipates disposing of an interest in a private placement security that any of the Registered Accounts and Unregistered Accounts acquired pursuant to this Order in an amount disproportionate to its holding, at a different time, for different consideration or on different terms and conditions from those of the Registered Account, the Adviser will formulate a recommendation as to the proposed participation or election not to dispose by the Registered Account and submit the recommendation to the respective Joint Transactions Committee.  That recommendation will include an explanation of why the Unregistered Account is disposing of its interest in such private placement securities on terms different from those of the Registered Account.  The Registered Account will dispose of such private placement securities on disparate terms only to the extent that its Joint Transactions Committee, upon the affirmative vote of the Required Majority, determines that the disposition or election not to dispose is in the best interests of the Registered Account, is fair and reasonable and does not involve overreaching of the Registered Account or its shareholders by any person concerned.

7.           Expenses.  The expenses, if any, associated with acquiring, holding or disposing of any private placement securities (including, without limitation, the expenses of the distribution of any securities sold in an offering registered under the Securities Act of 1933) shall, to the extent not payable by the Adviser under its investment management agreements with applicable Registered Accounts and Unregistered Accounts, be shared by the Registered Accounts and the Unregistered Accounts in proportion to the relative amounts of such private placement securities held or being acquired or disposed of, as the case may be, by the Registered Accounts and the Unregistered Accounts.

8.           Quarterly Reporting.  The Joint Transactions Committee of each Registered Account will be provided quarterly for its review information concerning coinvestments and dispositions made by the applicable Registered Account and the other Covered Accounts pursuant to the Order, including investments made by the other Covered Accounts in which the Registered Account was eligible to, but declined to, participate and Follow-On Investments or warrants, conversion privileges, or other rights (including the right to agree to material amendments to the terms of private placement securities acquired pursuant to the Order that would result in the issuance of a new security to the Registered Account) exercised and dispositions effected on a pro rata basis, so that each Joint Transactions Committee may determine whether all investments and dispositions made during the preceding quarter, including those investments in which the Registered Account was eligible to, but declined to, participate and Follow-On Investments or warrants, conversion privileges, or other rights exercised and dispositions effected on a pro rata basis, comply with the conditions of the Order.  In addition, the Joint Transactions Committee will consider at least annually the continued appropriateness of the standards established for coinvestment by its Registered Account, including whether the use of the standards continues to be in the best interests of such Registered Account and its shareholders and does not involve overreaching on the part of any person concerned.

9.           Limitation on Follow-On Investments.  Except for a Follow-On Investment made pursuant to Condition 5 above, no investment will be made by any of the Registered Accounts in reliance on the Order in private placement securities of any entity if the Adviser knows or reasonably should know that another Covered Account or any affiliated person of such other Covered Account then currently holds a private placement security issued by that entity.

10.           Fees.  Any transaction fee (including break-up or commitment fees, but excluding brokerage fees contemplated by Section 17(e)(2) of the Act) received by any of the Registered Accounts and/or Unregistered Accounts in connection with a transaction entered into in reliance on the requested Order will be distributed to the participants on a pro rata basis, based on the amounts they invested or committed, as the case may be, in such transaction.  If any transaction fee is to be held by the Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a) of the Act, and any interest earned will be divided pro rata among the participants, based on the amounts they invested or committed, as the case may be, in such transaction.  The Adviser will receive no additional compensation or remuneration of any kind as a result of or in connection with a coinvestment, or compensation for its services in sponsoring, structuring, or providing managerial assistance to an issuer of private placement securities, that is not shared pro rata with the coinvesting Registered Accounts and other Covered Accounts and approved by the Joint Transactions Committees of the applicable Registered Accounts in accordance with positions taken by the Commission's staff.10

11.           Nomination of Directors.  If any of the Unregistered Accounts anticipates participating in a coinvestment transaction in reliance on the Order and anticipates gaining the right to nominate a director for election to a portfolio investment's board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio investment and the portfolio investment is subject to the Order, but any of the coinvesting Registered Accounts does not gain the same right, such investment will not be approved unless:

(a) the Joint Transactions Committee of each Registered Account coinvesting in such portfolio investment pursuant to the Order has the right to ratify the selection of such director or board observer, if any; and

(b)  the Adviser agrees to, and does, provide periodic reports to the Joint Transactions Committee of each Registered Account coinvesting in such portfolio investment with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio investment.

12.           Independent Directors.  No member of a Joint Transactions Committee will also be a director, general partner, managing member or principal, or otherwise an "affiliated person" (as defined in the Act), of any of the Unregistered Accounts.

13.           Records.  Each Registered Account will maintain the records required by the Act.

III.	Procedural Matters

Pursuant to Rule 0-2(f), each Applicant states that its address is as indicated below:

Fortress Credit Company LLC
Fortress Lending Opportunities Advisors LLC
Entities listed on Schedules A and B
Attn: Megan E. Johnson, Esq.
1345 Avenue of the Americas, 46th Floor
______________________
10	The Flex-fund, R. Meeder & Associates, Inc., No-Action Letter (pub. avail. Nov. 22, 1985).

New York, New York  10105
(212) 798-6100

Applicant further states that all written or oral communications concerning this Application should be directed to:

Michael Hoffman, Esq.
Philip Harris, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York  10036
(212) 735-3000

with copies to:

Fortress Investment Group LLC
Attn: Michael J. Cohn, Esq.
1345 Avenue of the Americas, 46th Floor
New York, New York  10105
(212) 798-6100

Applicants desire that the Commission issue an Order pursuant to Rule 0-5 without conducting a hearing.

The verifications required by Rule 0-2(d) are attached to this Application as Exhibits A-1, A-2, and A-3.

Pursuant to Rule 0-2(c)(1), Fortress Credit Company LLC and each of the entities listed on Schedule B states that its governing documents duly authorize James K. Noble III, as Authorized Signatory or Secretary, as applicable, to execute and file such application on behalf of such entity and take all necessary actions in connection therewith, and each of the entities listed on Schedule A states that it has duly authorized its respective Adviser (and James K. Noble III, as Secretary of each such Adviser, on each such Adviser’s behalf) to execute and file such application on behalf of such entity and take all necessary actions in connection therewith pursuant to the advisory agreement between such entity and its Adviser.

Pursuant to Rule 0-2(c)(1), FLO Advisors states that its Limited Liability Company Agreement vests in its Managing Member full authority to conduct its business without approval by any other person and that FOE, the Managing Member of such entity, vests in each of its principals, including James K. Noble III, full authority to file any document, on behalf of itself or the entities it directly or indirectly manages, with regulatory authorities without approval by any other person.

IV. Request for Order of Exemption

For the foregoing reasons, Applicants request that the Commission enter an Order under Rule 17d-1 of the Act granting Applicants the relief sought by the Application.  Applicants submit that the requested exemption is consistent with the protection of investors.

Dated  May 25, 2011

[Signatures follow on next page.]

FORTRESS CREDIT COMPANY LLC

By:	/s/ James K. Noble III
Name:	James K. Noble III
Title:	Authorized Signatory

FORTRESS LENDING OPPORTUNITIES ADVISORS LLC

By:	/s/ James K. Noble III
Name:	James K. Noble III
Title:	Secretary

DRAWBRIDGE LONG DATED VALUE FUND LP
DRAWBRIDGE LONG DATED VALUE FUND (B) LP
DRAWBRIDGE LONG DATED VALUE FUND II LP
DRAWBRIDGE LONG DATED VALUE FUND II (B) LP
DRAWBRIDGE LONG DATED VALUE FUND II (C) LP
DRAWBRIDGE LONG DATED VALUE FUND III (A) LP
DRAWBRIDGE LONG DATED VALUE FUND III (B) LP
DRAWBRIDGE LONG DATED VALUE FUND III (C) LP

On behalf of each of the above-referenced Funds
By:	Drawbridge Long Dated Value Advisors LLC
Its:	Investment Adviser

DRAWBRIDGE LDVF PATENT FUND LP

On behalf of the above-referenced Fund
By:	Drawbridge LDVF Patent Advisors LLC
Its:	Investment Adviser

DRAWBRIDGE REAL ASSETS FUND LP
DRAWBRIDGE REAL ASSETS FUND (B) LP
DRAWBRIDGE REAL ASSETS FUND (B-IE) LLC
DRAWBRIDGE REAL ASSETS FUND (B-IE) CORP.
DRAWBRIDGE REAL ASSETS FUND (B-IP) LP
DRAWBRIDGE ASSETS OVERFLOW FUND LP
DRAWBRIDGE ASSETS OVERFLOW FUND (LP) LP
DRAWBRIDGE ASSETS OVERFLOW FUND (IE) LLC
DRAWBRIDGE ASSETS OVERFLOW FUND (IE) CORP.

On behalf of each of the above-referenced Funds
By:	Drawbridge Real Assets Advisors LLC
Its:	Investment Adviser

DRAWBRIDGE SPECIAL OPPORTUNITIES FUND LP
DRAWBRIDGE SPECIAL OPPORTUNITIES FUND LTD.
DRAWBRIDGE SPECIAL OPPORTUNITIES OFFSHORE FUND LTD.
DRAWBRIDGE SPECIAL OPPORTUNITIES INTERMEDIATE FUND L.P.
FOX LAKE PHARMA LLC

On behalf of each of the above-referenced Funds
By:	Drawbridge Special Opportunities Advisors LLC
Its:	Investment Adviser

FORTRESS CREDIT OPPORTUNITIES FUND (A) LP
FORTRESS CREDIT OPPORTUNITIES FUND (B) LP
FORTRESS CREDIT OPPORTUNITIES FUND (C) L.P.
FORTRESS CREDIT OPPORTUNITIES FUND II (A) LP
FORTRESS CREDIT OPPORTUNITIES FUND II (B) LP
FORTRESS CREDIT OPPORTUNITIES FUND II (C) L.P.
FORTRESS CREDIT OPPORTUNITIES FUND II (D) L.P.
FORTRESS CREDIT OPPORTUNITIES FUND II (E) LP

On behalf of each of the above-referenced Funds
By:	Fortress Credit Opportunities Advisors LLC
Its:	Investment Adviser

FORTRESS LIFE SETTLEMENTS FUND (A) LP
FORTRESS LIFE SETTLEMENTS FUND (B) LP
FORTRESS LIFE SETTLEMENTS FUND (C) LP
FLSMA LP

On behalf of each of the above-referenced Funds
By:	Fortress Life Settlements Advisors LLC
Its:	Investment Adviser

FORTRESS NET LEASE FUND I (A) LP
FORTRESS NET LEASE FUND I (B) LP

On behalf of each of the above-referenced Funds
By:	Fortress Net Lease Advisors LLC
Its:	Investment Adviser

FORTRESS VALUE RECOVERY FUND I LLC
FORTRESS VALUE RECOVERY FUND I LTD.
FORTRESS VALUE RECOVERY FUND TE I LLC
FORTRESS VALUE RECOVERY FUND AP I LLC

On behalf of each of the above-referenced Funds
By:	Fortress VRF Advisors I LLC
Its:	Investment Adviser

WORDEN FUND LP
WORDEN MASTER FUND LP
WORDEN FUND II LP
WORDEN MASTER FUND II LP

On behalf of each of the above-referenced Funds
By:	Fortress Special Opportunities Advisors LLC
Its:	Investment Adviser

FCO MA LSS LP

On behalf of the above-referenced Fund
By:	FCO MA LSS Advisors LLC
Its:	Investment Adviser

FCO MA II LP

On behalf of the above-referenced Fund
By:	Fortress Credit Opportunities MA II Advisors LLC
Its:	Investment Adviser

FCO MA MAPLE LEAF LP

On behalf of the above-referenced Fund
By:	Fortress Credit Opportunities MA MAPLE LEAF Advisors LLC
Its:	Investment Adviser

FTS SIP L.P.

On behalf of the above-referenced Fund
By:	Fortress Credit Opportunities MA Advisors LLC
Its:	Investment Adviser

FORTRESS GLOBAL OPPORTUNITIES (YEN) FUND L.P.

On behalf of the above-referenced Fund
By:	Fortress Global Opportunities (Yen) Advisors LLC
Its:	Investment Adviser

By:	/s/ James K. Noble III
Name:	James K. Noble III
Title:	Secretary

ON BEHALF OF EACH OF THE INVESTMENT ADVISERS LISTED ON SCHEDULE B

By:	/s/ James K. Noble III
Name:	James K. Noble III
Title:	Secretary

EXHIBIT A-1

VERIFICATION

State of New York)
   :   ss:
County of New York)

The undersigned, being duly sworn, deposes and says that he has duly executed the foregoing attached application for and on behalf of Fortress Credit Company LLC, that he holds the office with such entity as indicated below, and that all action by the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such application has been taken.  The undersigned further states that he is familiar with such application and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

/s/ James K. Noble III
Name:	James K. Noble III
Title:	Authorized Signatory

Subscribed and sworn to before
me, the undersigned Notary Public,
this 25th day of May, 2011.

Notary Public

/s/ Thomas Santora, NYS 01SA6191079
My Commission expires:        August 4, 2012

A-1

EXHIBIT A-2

VERIFICATION

State of New York)
   :   ss:
County of New York)

The undersigned, being duly sworn, deposes and says that he has duly executed the foregoing attached application for and on behalf of Fortress Lending Opportunities Advisors LLC and each of the entities listed on the attached Schedule B, as the case may be, that he holds the office with such entity as indicated below, and that all action by the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such application has been taken.  The undersigned further states that he is familiar with such application and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

/s/ James K. Noble III
Name:	James K. Noble III
Title:	Secretary

Subscribed and sworn to before
me, the undersigned Notary Public,
this 25th day of May, 2011.

Notary Public

/s/ Thomas Santora, NYS 01SA6191079
My Commission expires:         August 4, 2012

A-2

EXHIBIT A-3

VERIFICATION

State of New York)
   :   ss:
County of New York)

The undersigned, being duly sworn, deposes and says that he has duly executed the foregoing attached application for and on behalf of each of the entities listed on the attached Schedule A, as the case may be, that in the case of the entities listed on Schedule A, the respective Adviser to each entity is duly authorized to execute and file such application on behalf of such entity and take all necessary actions in connection therewith pursuant to the advisory agreement between such entity and its Adviser, that he holds the office with such Adviser as indicated below, and that all action by the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such application has been taken.  The undersigned further states that he is familiar with such application and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

ON BEHALF OF THE ADVISER OF EACH ENTITY LISTED ON SCHEDULE A

/s/ James K. Noble III
Name:	James K. Noble III
Title:	Secretary

Subscribed and sworn to before
me, the undersigned Notary Public,
this 25th day of May, 2011.

Notary Public

/s/ Thomas Santora, NYS 01SA6191079
My Commission expires:         August 4, 2012

A-3

SCHEDULE A

FUNDS

1.	Drawbridge Special Opportunities Fund LP was formed in Delaware.

2.	Drawbridge Special Opportunities Fund LTD was formed in the Cayman Islands.

3.	Worden Fund LP was formed in the Cayman Islands.

4.	Worden Master Fund LP was formed in the Cayman Islands.

5.	Worden Fund II LP was formed in the Cayman Islands.

6.	Worden Master Fund II LP was formed in the Cayman Islands.

7.	Fortress Value Recovery Fund I LTD was formed in the Cayman Islands.

8.	Fortress Value Recovery Fund I LLC was formed in Delaware.

9.	Fortress Value Recovery Fund TE I LLC was formed in Delaware.

10.	Fortress Value Recovery Fund AP I LLC was formed in Delaware.

11.	Fortress Credit Opportunities Fund (A) LP was formed in Delaware.

12.	Fortress Credit Opportunities Fund (B) LP was formed in Delaware.

13.	Fortress Credit Opportunities Fund (C) L.P. was formed in the Cayman Islands.

14.	Fortress Credit Opportunities Fund II (A) LP was formed in Delaware.

15.	Fortress Credit Opportunities Fund II (B) LP was formed in Delaware.

16.	Fortress Credit Opportunities Fund II (C) L.P. was formed in the Cayman Islands.

17.	Fortress Credit Opportunities Fund II (D) L.P. was formed in the Cayman Islands.

18.	Fortress Credit Opportunities Fund II (E) LP was formed in Delaware.

19.	FTS SIP L.P. was formed in Jersey.

20.	FCO MA LSS LP was formed in Delaware.

21.	FCO MA II LP was formed in Delaware.

22.	FCO MA Maple Leaf LP was formed in Delaware.

23.	Drawbridge Long Dated Value Fund LP was formed in Delaware.

24.	Drawbridge Long Dated Value Fund (B) LP was formed in Delaware.

25.	Drawbridge Long Dated Value Fund II LP was formed in Delaware.

26.	Drawbridge Long Dated Value Fund II (B) LP was formed in Delaware.

27.	Drawbridge Long Dated Value Fund II (C) LP was formed in Delaware.

28.	Drawbridge Long Dated Value Fund III (A) LP was formed in Delaware.

29.	Drawbridge Long Dated Value Fund III (B) LP was formed in Delaware.

30.	Drawbridge Long Dated Value Fund III (C) LP was formed in Delaware.

31.	Drawbridge LDVF Patent Fund LP was formed in Delaware.

32.	Drawbridge Real Assets Fund (B-IP) LP was formed in Delaware.

33.	Drawbridge Real Assets Fund (B-IE) Corp. was formed in Delaware.

34.	Drawbridge Real Assets Fund (B-IE) LLC was formed in Delaware.

35.	Drawbridge Real Assets Fund (B) LP was formed in Delaware.

36.	Drawbridge Real Assets Fund LP was formed in Delaware.

37.	Drawbridge Assets Overflow Fund LP was formed in Delaware.

38.	Drawbridge Assets Overflow Fund (IP) LP was formed in Delaware.

39.	Drawbridge Assets Overflow Fund (IE) LLC was formed in Delaware.

40.	Drawbridge Assets Overflow Fund (IE) Corp. was formed in Delaware.

41.	Fortress Net Lease Fund I (A) LP was formed in Delaware.

42.	Fortress Net Lease Fund I (B) LP was formed in Delaware.

43.	Fortress Global Opportunities (Yen) Fund L.P. was formed in the Cayman Islands.

44.	Fortress Life Settlements Fund (A) LP was formed in the Cayman Islands.

45.	Fortress Life Settlements Fund (B) LP was formed in the Cayman Islands.

46.	Fortress Life Settlements Fund (C) LP was formed in the Cayman Islands.

47.	FLSMA LP was formed in the Cayman Islands.

48.	Drawbridge Special Opportunities Offshore Fund LTD was formed in the Cayman Islands.

49.	Drawbridge Special Opportunities Intermediate Fund L.P. was formed in the Cayman Islands.

50.	Fox Lake Pharma LLC was formed in Delaware.

SCHEDULE B

ADVISERS

1.           Fortress Credit Opportunities Advisors LLC

2.           Fortress Special Opportunities Advisors LLC

3.           Drawbridge Long Dated Value Advisors LLC

4.           Drawbridge LDVF Patent Advisors LLC

5.           Drawbridge Real Assets Advisors LLC

6.           Drawbridge Special Opportunities Advisors LLC

7.           FCO MA LSS Advisors LLC

8.           Fortress Credit Opportunities MA II Advisors LLC

9.           Fortress Credit Opportunities MA MAPLE LEAF Advisors LLC

10.         Fortress Credit Opportunities MA Advisors LLC

11.         Fortress Global Opportunities (Yen) Advisors LLC

12.         Fortress Life Settlements Advisors LLC

13.         Fortress Net Lease Advisors LLC

14.         Fortress VRF Advisors I LLC

B-1